Filed Pursuant to Rule 433

Registration No. 333-237082

October 19, 2021

Final Term Sheet

Depositary Shares Each Representing a 1/25th Interest

in a Share of 3.70% Series N Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock

This final term sheet supplements the information set forth in the issuer’s preliminary prospectus supplement, dated October 19, 2021, and the prospectus, dated March 11, 2020.

Issuer:	U.S. Bancorp
Security:	Depositary shares, each representing 1/25th interest in a share of Series N Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (“Series N Preferred Stock”)
Size:	$1,500,000,000 (1,500,000 depositary shares)
Maturity:	Perpetual
Expected Ratings*:	Baa1 (Negative) / BBB (Negative) / BBB+ (Stable) / A (Stable) (Moody’s / S&P / Fitch / DBRS)
Liquidation Preference:	$1,000 per depositary share
Dividend Rate (Non-Cumulative):

From and including October 26, 2021 to, but excluding, the First Reset Date, at a rate per annum equal to 3.70%.

From and including the First Reset Date, during each Reset Period, at a rate per annum equal to the five-year treasury rate (as defined in the preliminary prospectus supplement dated October 19, 2021) as of the most recent Reset Dividend Determination Date, plus a spread of 2.541%.

Dividend Payment Date:	15th day of January, April, July and October of each year, commencing on January 15, 2022
First Reset Date:	January 15, 2027
Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date.
Reset Period:	The period from and including the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from and including each Reset Date to, but excluding, the next following Reset Date.
Reset Dividend Determination Date:	In respect of any Reset Period, the day falling three business days prior to the first day of such Reset Period.

Optional Redemption:	The Series N Preferred Stock may be redeemed in whole or in part, on any dividend payment date on or after the First Reset Date, at a redemption price equal to $25,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The Series N Preferred Stock may be redeemed in whole but not in part, at any time within 90 days of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $25,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.
Trade Date:	October 19, 2021
Settlement Date:	October 26, 2021 (T+5)
Public Offering Price:	$1,000.00 per depositary share
Underwriting Discount:	$10.00 per depositary share
Net Proceeds (before expenses) to Issuer:	$1,485,000,000
Joint Book-Running Managers:	U.S. Bancorp Investments, Inc. Goldman Sachs & Co. LLC
Co-Managers:	Academy Securities, Inc. Cabrera Capital Markets LLC R. Seelaus & Co., LLC Siebert Williams Shank & Co., LLC
Listing:	The depositary shares will not be listed on any securities exchange.
CUSIP / ISIN:	902973BC9 / US902973BC96

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer expects that delivery of the depositary shares will be made against payment therefor on or about October 26, 2021, which is the fifth business day following the date of this final term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares prior to the second business day before delivery of the depositary shares will be required, by virtue of the fact that the depositary shares initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

This communication is intended for the sole use of the person to whom it is provided by the issuer. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling U.S. Bancorp Investments, Inc. at 1-877-558-2607 and Goldman Sachs & Co. LLC at 1-866-471-2526.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.